Exhibit 12

Anheuser-Busch Companies, Inc. and Subsidiaries

Consolidated Ratio of Earnings to Fixed Charges

The following table sets forth the company’s ratio of earnings to fixed charges, on a consolidated basis for the periods indicated (in millions):

	First Six Months Ended June 30		Year Ended December 31
	2006	20051/	20051/	20041/	20031/	20021/	20011/
Earnings

Consolidated pretax income	$1,379.6	$1,342.4	$2,057.4	$2,812.1	$2,643.9	$2,473.2	$2,266.7

Dividends received from equity investees	240.0	210.0	210.0	179.0	169.2	46.7	25.8

Net interest capitalized	5.1	3.4	8.3	7.7	3.3	10.8	1.0

Fixed charges	253.8	253.6	502.3	471.1	442.6	406.8	402.8

Adjusted earnings	$1,878.5	$1,809.4	$2,778.0	$3,469.9	$3,259.0	$2,937.5	$2,696.3

Fixed Charges

Interest expense	$230.3	$230.7	$454.5	$426.9	$401.5	$368.7	$361.2

Interest portion of rent expense 2/	20.8	20.3	42.5	38.9	36.3	34.1	37.9

Amortization of deferred debt issuance costs	2.7	2.6	5.3	5.3	4.8	4.0	3.7

Total fixed charges	$253.8	$253.6	$502.3	$471.1	$442.6	$406.8	$402.8

Ratio	7.4X	7.1X	5.5X	7.4X	7.4X	7.2X	6.7X

1 Ratio adjusted for the adoption of FAS 123R in 2006.

2/ The interest portion of rent expense is calculated as one-third of total rents paid.